UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

SHAREHOLDERS’ MEETING TO RENEW THE WHOLE BOARD OF DIRECTORS CALLED FOR 4 MAY 2018

Elliott’s request for supplementation of the agenda for the shareholders’ meeting superseded

Rome, 22 March 2018

TIM’s Board of Directors met today to consider - among other matters - the request for supplementation of the agenda for the Shareholders’ Meeting that has been called for 24 April 2018, which was formulated by shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership.

During the meeting the Board has acknowledged the resignation of the Executive Deputy Chairman (and Chairman of the Strategy Committee) Giuseppe Recchi, with immediate effect. In relation to the powers over the Security department and those activities and assets of the Company that are important for defence and national security previously assigned to the Deputy Chairman Recchi, the Board of Directors has appointed Franco Bernabè as the Director with those responsibilities.

Mr. Bernabè himself (already a member of the Strategy Committee) was also appointed Deputy Chairman, with the prerogatives set forth in the law and the Company Bylaws.

During the Board meeting each of the following members resigned with effect as of 24 April 2018, before the Ordinary Shareholders’ Meeting of the Company to be held on that date:

the Executive Chairman (member of the Strategy Committee by right) Arnaud de Puyfontaine and Directors Camilla Antonini (member of the Control and Risk Committee, independent), Frédéric Crépin (member of the Strategy Committee and the Nomination and Remuneration Committee), Félicité Herzog (member of the Control and Risk Committee, independent), Marella Moretti (member of the Control and Risk Committee, independent) and Hervé Philippe (member of the Nomination and Remuneration Committee). The Company received a similar notice today from Director Anna Jones (Chair of the Nomination and Remuneration Committee, independent).

In resigning, the aforementioned Directors have expressed their hope that this move would help to clarify and provide certainty to the governance of the Company, passing the responsibility of appointing the new board to the Shareholders’ Meeting pursuant to the current rule of law and the Bylaws.

Having acknowledged that from 24 April 2018 (date when the resignations are effective) the conditions set out in art. 9.10 of the TIM Bylaws will apply (according to which “Any time a majority of the members of the Board of Directors should cease to hold office, for any cause or reason, the remaining Directors shall also be understood to have resigned, and will cease to hold office from the moment the Board of Directors is reconstituted by appointment by the shareholders’ meeting”), the Board of Directors has decided by a majority to call for a meeting of the Ordinary Shareholders to be held on 4 May 2018. The meeting, which will be held in the Rozzano auditorium viale Toscana 3 in a single call, will proceed to renew the Board in its totality. Pursuant to the law and the Company

Bylaws, the Board will be appointed based on slates submitted by shareholders holding at least 0.5% of the voting capital, within the terms established by law and the Company Bylaws.

In relation to the above, the Board of Directors has not supplemented the agenda for the Shareholders’ Meeting of 24 April 2018 (regarding the removal and replacement of Directors de Puyfontaine, Crépin, Herzog, Jones, Philippe and Recchi), given that on that date the Directors in question would all have resigned and ceased to hold office.

The Board of Statutory Auditors has reserved the right to autonomously supplement the agenda of the AGM called for 24 April 2018, pursuant to art. 126-bis, comma 4 of the TUF.

The curricula vitae of the aforementioned Directors may be consulted on the Company website.

Based on the information available to the Company the Directors own TIM shares: Giuseppe Recchi 1,200,000 savings shares; Dario Frigerio 600,000 ordinary shares; Hérvé Philippe 12,500 ordinary shares.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager